Filed Pursuant to Rule 253(g)(2)

File No. 024-12228

Supplement No. 1 to Offering Circular dated July 12, 2023

BAKER GLOBAL ASSET MANAGEMENT INC.

750 Veterans Memorial Highway, Suite 210

Hauppauge, NY 11788

(516) 931-1090; www.benjaminsecurities.com

This Offering Circular Supplement No. 1 (the “Supplement”) relates to the Offering Circular of Baker Global Asset Management Inc., a New York corporation (the “Company”), dated July 12, 2023 (the “Offering Circular”), relating to the Company’s initial public offering under Regulation A of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which the Company is offering up to 1,000,000 shares of its common stock at an offering price of $5.00 per share, for gross proceeds of up to $5,000,000, on a “best efforts” basis (the “Offering”). The Company may hold a series of closings at which the Company receives the funds from the applicable clearing firm and issues the shares to investors. This Supplement should be read in conjunction with the Offering Circular and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular and may not be delivered without the Offering Circular.

This Supplement includes the attached Current Report on Form 1-U filed with the Securities and Exchange Commission on November 13, 2023.

As stated in the Current Report on Form 1-U, the Company has conducted an initial closing of the Offering pursuant to which it sold 58,960 shares of its common stock at an offering price of $5.00 per share for gross proceeds of $294,800.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 3 OF THE OFFERING CIRCULAR.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Offering Circular or this Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 1 to Offering Circular is November 13, 2023.

CURRENT REPORT ON FORM 1-U

(See attached)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−U

CURRENT REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

Date of report (Date of earliest event reported): November 13, 2023 (November 13, 2023)

BAKER GLOBAL ASSET MANAGEMENT INC.

(Exact name of issuer as specified in its charter)

Commission File Number: 024-12228

New York

(State or other jurisdiction of incorporation or organization)

11-2432960

(I.R.S. Employer Identification No.)

750 Veterans Memorial Highway, Suite 210

Hauppauge, NY 11788

(Full mailing address of principal executive offices)

(516) 931-1090
(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

ITEM 9. OTHER EVENTS

On November 13, 2023, Baker Global Asset Management Inc. (the “Issuer”) conducted an initial closing of the Issuer’s initial public offering under Regulation A of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which it sold 58,960 shares of the Issuer’s common stock at a price of $5.00 per share, for gross proceeds of $294,800.

SIGNATURES

Pursuant to the requirements of Regulation A, the Issuer duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAKER GLOBAL ASSET MANAGEMENT INC.

By:	/s/ William Thomas Baker
William Thomas Baker Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the Issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ William Thomas Baker	CEO, President and Chief Financial Officer	13 November, 2023
William Thomas Baker	(principal executive officer and principal financial and accounting officer)

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